United States securities and exchange commission logo





                              January 25, 2024

       Xiaoqiu Zhang
       Chief Executive Officer
       Park Ha Biological Technology Co., Ltd.
       50 Xiuxi Road, Building 3, 14th floor
       Binhu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

       Park Ha Biological Technology Co., Ltd.

                                                        Re: Park Ha Biological
Technology Co., Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
29, 2023
                                                            CIK No. 0001986247

       Dear Xiaoqiu Zhang:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   We note your disclosure
that    We are subject to certain legal and operational risks
                                                        associated with having
substantially all business operations in China. Such risks may include changes in the
legal, political, and economic policies of the Chinese government, the relations between
China and the United States, and Chinese or United States
                                                        regulations that may
materially and adversely affect our business, financial condition, results of operations
and the market price of the Ordinary Shares. Any such changes could significantly limit or
completely hinder our ability to offer or continue to offer securities to investor and could
cause the value of offered securities to significantly decline or become worthless.
Please revise to clarify that the legal and operational risks generally
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 2 25, 2024 Page 2
FirstName LastName
         associated with having substantially all of your business operations in China, not just certain changes, could result in a material change in your operations, not just your business generally or results of operations. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. We note the following statements: "As of the date of this prospectus, none of our subsidiaries has made any dividends or other distributions to Park Ha Cayman, neither has
         Park Ha Cayman made any dividends or other distributions to its shareholders" and that
         "During the fiscal years ended October 31, 2022 and 2021 and during the period since
         October 31, 2022 until the date of this prospectus, there has not been any assets or cash transfer between Park Ha Cayman and any of its subsidiaries or among any of its subsidiaries." Please revise to state whether any transfers, dividends, or distributions have been made to date, not just for the past two fiscal years through the date of the prospectus, from Park Ha Cayman to any of its subsidiaries specifically, and quantify the amounts where applicable.
Prospectus Summary
Our Products, page 4

3. We note that your products are not drug products or considered regenerative medicine and
         have not received any medical authority   s approval. Please revise
your
         disclosure to explain why approvals from any medical authorities are not necessary.
Transfers of Cash to and from our Subsidiaries, page 4

4. In the Prospectus Summary specifically, quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer, to date, not just for the past two fiscal years through the date of the prospectus. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to U.S. investors.
Our Franchise Model, page 5

5. We note that the Company had 49 franchises at the end of your 2022 fiscal year and 40 at the end of your 2023 fiscal year. Please revise to explain the decrease in the number of franchises. Please also revise to name the four franchises that operate under a different brand name.
Research and Development, page 5

6.       We note the technology service agreement between Park Ha Jiangsu and
Jiangnan
         University, mentioned on page 4. Please revise here and in the Business section to state
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FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 3 25, 2024 Page 3
FirstName LastName
         the fees incurred to date and, given the agreement expires this year, whether there is any plan to renew the agreement and a brief statement regarding the consequences to your business if it is not renewed. We note that any intellectual property that arises from the collaboration between Park Ha Jiangsu and Jiangnan University will be co-owned, "but mainly by Jiangnan University." Please provide a summary of the material terms of the technology service agreement and specify the Company's rights to the intellectual properties produced under the agreement. If any intellectual property has been generated to date please revise to describe the intellectual property, including whether a separate license agreement was entered for the intellectual property and, if so, describe the terms thereof and file such agreement as an exhibit pursuant to Item 601(b)(10) of
         Regulation S-K.
Risk Factor Summary, page 7

7. In your summary of risk factors, disclose the risks that your corporate structure and having
         substantially all of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks and Challenges, page 7

8. We note you face challenges involved in your business operation, competition, and marketing efforts. Here and on page 76, please further discuss these specific challenges and any others that the Company faces.
Risk Factors, page 20

9.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 4 25, 2024 Page 4
FirstName LastName
         control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, throughout your registration statement please clarify that the same risks that apply to your subsidiaries within the PRC also apply to your Hong Kong based company. We remind you that, pursuant to federal securities rules, the term "control" (including the terms
         "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
10. We note that Ms. Zhang Xiaoqiu, your founder, chairman and chief executive officer, will continue to own more than 50% of your total voting power. If true, please add risk factor disclosure that Ms. Zhang Xiaoqiu will be able to determine the outcome of future corporate actions including the election of directors. Also disclose all material risks associated with your largest shareholder being your chief executive officer. For example, please address the potential for conflicts of interest and the impact on internal controls.
11. We note your statement on page 6: "For the year ended October 31, 2021, three suppliers accounted for approximately 21.13%, 15.72% and 10.20% of our total purchases, respectively. For the year ended October 31, 2022, two suppliers accounted for approximately 37.98% and 11.91% of our total purchases, respectively." Please revise the risk factor on pages 47-48, or elsewhere in the risk factors, to describe the risks associated with your dependence on a small number of suppliers and the consequences of a loss of one or more such suppliers, to the extent material. We also note that on page 71 you show that 76% of your accounts receivable were attributable to five customers for the year ended October 31, 2022. Please add additional risk factor disclosure concerning your concentration of customers as well.
Risk Factors
"We are an emerging growth company...", page 50

12. We note your disclosure that you have elected to opt-out of complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we further note that you did not check the box on the cover page to confirm that you have made this selection. Please address this inconsistency and also disclose your election with your other disclosures regarding the implications of being an emerging growth company throughout the Form F-1.
Capitalization, page 58

13. Please revise your presentation to agree with your Consolidated Balance Sheet for the most recent period presented. In this regard, you disclose that total
shareholders    equity is
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 5 25, 2024 Page 5
FirstName LastName
         $123,317 as of October 31, 2022, whereas the Consolidated Balance sheet reports total
         shareholders    equity of $150,277 as of October 31, 2022.
Dilution, page 59

14. Please tell us how you calculated historical net tangible book value as of your most recent balance sheet date. In this regard, we note that as of October 31, 2022, you have intangible assets, net of $9,349 and deferred IPO offering costs of $58,353.
Coronavirus ("COVID-19") updates, page 62

15. We note that the outbreak of COVID-19 has had a continued impact on the Company's operations and supply chain, to include the first quarter of 2023. Please revise this section, and your risk factor on page 38, to include disclosure relating to any impact the pandemic has had on the Company's operations more recently. If there has been no impact, please state such.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Key Factors that Affect Operating Results, page 63

16. Given the significant impact the number of contracts with customers for your franchisees is stated to have on revenue, please provide a rollforward of your franchisee contracts that discloses new franchises during the period and any discontinued or terminated franchises.
         Further, reconcile your statement on page 7 that you had 48 stores, both owned and franchises, as of October 31, 2022, which is an increase of 7 from October 31, 2021, with your disclosures on page 5 that you had 40 and 49 franchises as of October 31, 2021 and
         October 31, 2022, respectively, in addition to the 2 stores you own. Address this comment throughout your filing in which you discuss the number of stores you own and the number of franchises.
Results of Operations, page 64

17. Please provide a more comprehensive discussion and analysis of your operating results that includes specific, material factors positively and negatively impacting each material line item along with an analysis of those material factors. For revenue, ensure you also discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and
Section 501.12.b. of
         the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.
Liquidity and Capital Resources, page 65

18. Please expand your disclosure to clarify where the cash is located. Xiaoqiu Zhang
Park Ha Biological Technology Co., Ltd.
January 25, 2024
Page 6
19. We note your disclosures that management believes you have sufficient funds to meet your working capital requirements and debt obligations, which appears to conflict with the
         auditor   s report and your disclosures in Note 2 on page F-8. Please revise your
         disclosures to clearly and consistently characterize your liquidity situation and your ability to meet your obligations.
Critical Accounting Policies, page 67

20. The disclosures of your critical accounting policies and estimates appear to be a repetition of your significant accounting policies. Please revise your disclosures to identify the critical estimates used to prepare your consolidated financial statements and provide investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting
         Codification. Ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.
Our Online to Offline ("O2O") Model, page 86

21.      We note your disclosure on page 86 concerning your Online to Offline (
  O2O   ) model.
         Please revise to further explain what this means.
Business
Our Competition, page 88

22. We note that you face "intense competition from similar businesses" and that your competitors are "established multinational and domestic brands." Please revise to identify these competitors and discuss the difficulties you face and how this competition may impact your business.
Intellectual Property, page 88

23. We note your statement that your third-party manufacturers own the formula of your products. Please revise here, and in the related risk factor on page 33, to describe in further detail the implications of this arrangement, including the consequences of the
FirstName LastNameXiaoqiu Zhang
       termination of one or more of these relationships and the terms of the agreements with
Comapany
       theseNamePark    Ha Biological
              manufacturers. File suchTechnology    Co.,asLtd.
                                        as agreements      exhibits pursuant to
Item 601(b)(10) of
JanuaryRegulation  S-K 6or advise.
         25, 2024 Page
FirstName LastName
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 7 25, 2024 Page 7
FirstName LastName
Regulations Relating to Cosmetic Products, page 93

24. Please revise this section to clarify the distinctions between special cosmetics, general cosmetics, ordinary cosmetics, special purpose cosmetics, and non-special purpose cosmetics. Please also provide examples of "new effects" that would be claimed by special cosmetics.
25. We note that you "will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations." Please explain this application process and any material steps taken in furtherance of the application.
Regulations, page 93

26. Throughout this section, please revise to provide further information regarding how the
         Company was or is currently impacted by specific regulations. In this regard, we note that, in many instances, you state that you are "in compliance with laws discussed in this section" but please include steps taken by the Company to ensure compliance and how the
         Company complies with the relevant regulations.
Regulations on Foreign Investment in China, page 97

27. Please revise to provide support for your statement on page 98 that establishment of wholly foreign-owned enterprises is generally allowed and, in fact, encouraged.
Regulations on Employment, page 106

28. We note your statement here that you do not pay social insurance for some of your employees. We also note your statement on page 45 that all of your Operating
         Subsidiaries have made social insurance and housing fund contributions in full for their employees. Please reconcile these statements or advise. We note the risk factor on pages
         45-46 provides the fees and fines generally payable as a result of failing to make such contributions, which are in part dependent on the outstanding amount. To the extent that you have not paid such contributions in full please revise this risk factor to approximate the fee you would owe based on your particular circumstances. Additionally, on page 106 you state that employers and employees are also required to pay and deposit housing funds and that you do not pay and deposit housing funds for some of your employees. Please revise to include similar risk factor disclosure concerning any fees or fines payable as a result of this non-compliance.
Management, page 108

29. We note that Xinyu Li, your CTO, is listed as an executive officer. You also state on page
         110 that you    have entered into employment agreements with each of
[y]our executive
         officers.    Please file the employment agreement with Xinyu Li as an
exhibit.
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 8 25, 2024 Page 8
FirstName LastName
Description of Share Capital, page 113

30. Please provide the following information required by Item 10.B.6 of Form 20-F, as required by Item 4 of Form F-1: "Describe any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company or state that there are no such limitations if that is the case."
Taxation, page 127

31. On page 129, you "urge" U.S. Holders to consult their own tax advisors regarding the application of U.S. federal taxation. As investors are entitled to rely on your disclosure, please revise to eliminate this and any similar disclaimers throughout this section. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transaction, which may vary. For guidance, refer to
         Section III.D. of Staff Legal Bulletin No. 19.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-10

32. Regarding your product sales, please provide the disclosures required by ASC 606-10-50-
         12, 50-17 and 50-19 for the beauty products and/or devices performance obligations for each type of customer. In this regard, it appears as though you have customers at your owned store locations, online sales, and also sales to franchisees. With regard to products purchased by your franchisees, provide more specific details about the terms of these sales to address whether these are consignment sales. Also, provide a discussion of the various forms of variable consideration along with the significant judgments and estimates in estimating the transaction price as it relates to variable consideration. Refer to ASC 606-
         10-50-17 and 50-20.
33. For your franchise agreements, please expand your disclosures to clearly state the performance obligations under these agreements and your accounting for each performance obligation to the extent that you have multiple performance obligations including how the transaction price is allocated. In this regard, we note your disclosures on page 86 that in addition to the franchise license for IP, you also provide monthly
         training courses for your franchisees    beauticians and also the
franchisees. Also provide
         disclosures regarding your accounting for variable consideration. In this regard, we note your disclosures on page 86 that you offer special franchise discount advertisements.
         Refer to ASC 606-10-50-12 and 50-17 through 50-20. As part of your response, tell us why you did not recognize any franchise fees during fiscal year 2021 when you are stated
         to have entered into five franchise agreements during fiscal year
2021.
 Xiaoqiu Zhang
FirstName  LastNameXiaoqiu  Zhang
Park Ha Biological Technology Co., Ltd.
Comapany
January 25,NamePark
            2024     Ha Biological Technology Co., Ltd.
January
Page 9 25, 2024 Page 9
FirstName LastName
Note 5 - Loans Receivable, page F-13

34. Please expand your disclosures to state the payment terms of the loans and the amount of loans that are past due, if any. Please also provide sufficient information to reconcile the carrying amount on the balance sheet of these loans with the amount of cash outflows reflected on the consolidated statement of cash flows.
Note 12 - Related Party Transactions, page F-16

35. Please expand your disclosures to include the amount of revenues recognized from related parties. Refer to ASC 850-10-50-1.
Note 17 - Income Tax, page F-20

36. Please expand your disclosures to clearly disclose the gross amount of deferred tax assets
         (i.e., net operating loss carryforward) and the total amount of valuation allowance recognized.
Undertakings, page II-2

37.      Please revise to provide the undertakings required by Item 512(a)(2),
(3) and (4) of
         Regulation S-K.
General

38. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      William S. Rosenstadt